Filed by GlobeSpan, Inc. Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934

                                            Subject Company:  Virata Corporation
                                                    Commission File No.000-28157

                  On October 1, 2001, GlobeSpan, Inc. and Virata Corporation held a conference call announcing that they had entered into an Agreement and Plan of Merger, dated October 1, 2001. A transcript of that call follows:


                        GLOBESPAN - VIRATA CONFERNCE CALL

                            Moderator: Armando Geday
                                 October 1, 2001
                                  7:00 a.m. CT


Operator: Good day and welcome to this GlobeSpan and Virata merger announcement conference call. Today's call is being recorded.

     Investors and security holders are urged to read the joint proxy statement/ prospectus regarding the business combination transaction referenced in this foregoing information when it becomes available because it will contain important information.

     The joint proxy statement/prospectus will be filled -- excuse me -- filed with the Securities and Exchange Commission by GlobeSpan and Virata. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus when it is available and other documents filed by GlobeSpan and Virata with the commission -- at the commission's Web site at www.sec.gov.

     The joint proxy statement/prospectus and these other documents may be obtained for free from GlobeSpan and Virata when it is available. Read the definitive joint proxy statement/prospectus carefully before making any decision concerning the merger.

     At this time, for opening remarks and introductions, I'd like to turn the call over to Mr. Armando Geday, President and Chief Executive Officer of GlobeSpan. Please go ahead, sir.

Armando Geday: Thank you. Good morning, everyone. And thank you for joining us this morning.

     With me is Bob McMullan, GlobeSpan's CFO, Charles Cotton, Virata's CEO and Andy Vought, Virata's CFO. We are announcing today that GlobeSpan and Virata have signed a definitive agreement to combine our two companies in a strategic merger of equals.

     As many of you know, GlobeSpan is an established leader in DSL physical layer chipset solutions. We provide integrated circuits, software and system design for DSL applications that enable high speed data transmission over existing copper telephone lines. Our customer base of more than 300 equipment manufacturers include, among many others, Lucent, Cisco, Nokia, NEC, Fujitsu, Siemens and Alcatel.

     Virata is an established leader in communications processors for DSL applications. It provides communications software and semiconductors to manufacturers of DSL, wireless, satellite and other broadband networking equipment. Its more than 175 world class customers include, among others, Ambit, Efficient, Ericsson, Hyundai, Samsung, Siemens and Toshiba.

     The business combination of our two companies in this $1.3 billion transactions will bring together two strong, dynamic, leading edge enterprises to form a combined company that is even stronger, even more dynamic and even better positioned strategically, technologically, operationally and financially to meet the needs of our respective customers, to grow its revenues and earnings, to create new growth opportunities and above all, to achieve our over-arching objective of building shareholder value.

     We expect this transaction to be accretive to GlobeSpan's earnings within 12 months following completion.

     Let me begin by summarizing the transaction. We'll then be happy to take your questions.

     GlobeSpan and Virata will merge in a stock-for-stock transaction, based on a fixed exchange ratio in which Virata stockholders will receive 1.02 shares of GlobeSpan's common stock for each Virata common share they hold. After the merger is completed, which we expect to occur in three to six months, GlobeSpan stockholders will own approximately 52.5 percent of the combined enterprise and Virata stockholders will own approximately 47.5 percent.

     The merger will be accounted for as a purchase and will be tax free for Virata shareholders. Completion is subject to regulatory approvals, approval by the stockholders of both companies and customary closing conditions.

     Reflecting the balanced nature of this transaction, the management team and board of directors of the combined enterprise will be composed of managers and directors of both companies. The new company's board of directors will be composed of eight members, four current GlobeSpan directors, including myself and four current Virata directors, including Charles.

     On the management team, I am currently President and CEO of GlobeSpan and will serve as CEO of the combined company, which will be known as GlobeSpan Virata and headquartered in Red Bank, New Jersey. Charles Cotton, who is currently the CEO of Virata, will serve as Executive Chairman of GlobeSpan Virata for one year -- for a one-year transition period and as a non-Executive Chairman thereafter. He will have a significant role during the transition phase. Bob McMullan will be the CFO reporting to Andy Vought, who will be responsible for finance and operations.

     While we can't effect the integration of the two companies until the transaction is closed, we will be forming a transition team in which senior executives of both companies will actively participate and have as the principal objective, a smooth, seamless transition that is focused on building a company with unparalleled ability to provide integrated end-to-end solutions, physical layer and communications processor solutions for DSL applications.

     Strategically, this transaction will create a combined company with a greatly enhanced global presence and scale, a greatly enhanced ability to meet the needs of the customers and a greatly enhanced ability to identify and seize new growth, revenue and earnings opportunities.

     We share a common vision of the direction and potential of the DSL marketplace. Together, we'll provide complete high speed DSL access solutions to more than 300 customers that manufacture broadband access equipment, enabling a full range of voice, video and data services for businesses and consumers.

     Our two companies have highly complementary and technology road maps. We will have an unparalleled ability to offer integrated end-to-end solutions, (serving) central office and customer ((inaudible)) equipment, every flavor of symmetric and asymmetric digital subscriber line technology and integrated physical layer and networking layer capabilities.

     GlobeSpan Virata will have one of the widest array of broadband access chipset solutions of any company anywhere. Between us, we have long-term relationships with virtually every networking equipment company involved in our markets around the world.

     We will also have one of the largest R&D organizations focused on DSL, supported by R&D expenditures of approximately 170 million during the 12 months ended June 30, 2001. Operationally, the new company will have extraordinary engineering resources, including more than 880 highly trained, highly skilled and highly accomplished engineers.

     Both companies also have significant and successful experience and smooth and seamless operational integration and retaining key engineering and other key resources and in maintaining market momentum. Collectively, we have acquired and successfully integrated 12 companies, with a total of 410 employees over a period of one year.

     Financially, the new company will have combined pro forma revenue of 528 million for the 12 months ended June 30, 2001. The combined company will have a strong balanced sheet, offering substantial financial flexibility, with approximately 700 million of pro forma cash and cash equivalents and debt of approximately 135 million. It will have a balanced revenue mix in terms of products and geographies, with more than 300 customers and 50 service providers and one of the broadest product offerings in the communications semiconductor business.

     We expect the transition to generate synergies beginning in the first year following completion of the merger with identified opportunities of at least 30 to 35 million annually.

     I'd now like to ask Charles to offer his perspective on this merger.

Charles Cotton:  Thank you very much, Armando.

     Let me begin by saying that my colleagues on the Virata board and the senior management team fully share my enthusiasm and excitement about this transaction. Like GlobeSpan, Virata has an outstanding track record of growing its business organically and by successfully integrated acquisitions. We are joining forces with GlobeSpan for one compelling reason.

     We are convinced we can accomplish more together with GlobeSpan strategically, operationally and financially than we could on the stand-alone basis. As the result of this strategic business combination, GlobeSpan Virata will be among the clear leaders in developing the network technologies that are defining next generation, last mile networks.

     The merger will create one of the most comprehensive DSL chipset and software providers with a product portfolio of unprecedented breadth and depth. Virata's shareholders will benefit from being part of a company that will provide more than 80 percent of the silicon content in DSL access equipment. And its integrated solutions will greatly improve the economics for DSL service providers and, in turn, for end users.

     This combination brings together two strong, dynamic, entrepreneurial organizations with complementary produces, skill sets, customers bases and target markets. And by leveraging our combined technologies and financial and human resources, GlobeSpan Virata will be able to offer customers the most comprehensive next generation integrated software and silicon networking solutions. In short, this is the right deal with the right partner at the right time for our companies, our customers and our shareholders.

     That concludes our formal remarks concerning the merger. Before we take your questions, I'd like to take a moment to reiterate the financial guidance that Armando and I disclosed in our press release this morning.

     Virata expects that for the quarter ending September, the 30th, 2001, its revenues will total approximately $30 million. GlobeSpan expects that its revenues for the same period will total approximately $46 million. Both companies expect to offer additional guidance in connection with their next regularly scheduled earnings announcements.

     And now, Armando and I will be happy to take your questions.

Operator: Thank you, Mr. Cotton. This question-and-answer session will be conducted electronically. If you would like to ask a question, you may do so by pressing the star key, followed by the digit one on your touch-tone telephone. We'll proceed in the order that you signal and we'll take as many questions as time permits. Once again, that's star, one, to ask a question. We'll pause just a moment to assemble our roster.

     We'll take our first question from Louis Gerhardy, Morgan Stanley.

Louis Gerhardy: Hi. Good morning. And first, our congratulations to both companies.

Male:  Thank you.

Louis Gerhardy: Armando, can you talk about your long-term financial targets for the combined entities and if they've changed from what we are familiar with for GlobeSpan before?

Armando Geday: In fact, we're not quite ready to give any detail on the model.
     We will be working on those over the next few weeks. In speaking in general terms, the combined entity has a long-term model for gross margins between 50 and 55, the SG&A between 10 and 15 percent, R&D between 20 and 25 percent and targeting and operating margin between 15 and 20 percent.

Louis Gerhardy: OK. Thank you. And then, I just wanted to also ask you about some of the synergies we might see, perhaps talking about the revenue line first. And perhaps one way to gauge this is to -- if you have an estimate as to what percent of the GlobeSpan design wins also have the Virata chips designed in today, perhaps vice versa. And am I right to think that this might be one of the first areas where you're going to see the -- some of the revenue synergies turn on?

Armando Geday: OK. I will -- first, let me comment in general about synergies. Our plan is to take a little more time to understand the revenue opportunity that is created by the combined company, understand where the product cost synergies are and rationalize the reallocation of our resources and understand how we are going to be able to grow our R&D budgets over time.

     As we look in the current environment, we can clearly see that GlobeSpan products sit right next to Virata products in (CPE) -- in (CEP) equipment. And given the market position that both companies have been able to achieve over the past six to nine months, I would say that the leverage opportunity for revenue upside is considerable.

     On the central office side, as some of the markets begin to address a different type of deployment model, we have seen designs that include some of the newly introduced Virata products that sit in DSLAM-like equipment right next to our central office DSL chipset. Having taken a preliminary look at the combination, we feel pretty confident that we are going to be able to generate the 30 to $35 million in synergies.

Louis Gerhardy:  Very good.  Thank you.

Operator:  We'll go next to Charlie Glavin, Credit Suisse First Boston.

Charlie Glavin: Thanks. And let me add congratulations. It looks like this will be a formidable combined entity. Charles or Armando, can you see whether or not you guys have had a formal licensing agreement prior to this merger?

Charles Cotton: No. There's been no -- directly no formal licensing agreement, Charlie, at this stage.

     No.

Charlie Glavin: And then, Armando, you guys have certainly had some of the best symmetrical, probably particularly the (G. chip cell). And, Charles, with your new nitrogen products certainly opening up beyond the vanilla ADSL into the residential (rudder) and residential gateways -- could both of you, if you care to at this point, kind of, talk about where maybe some of those synergies beyond the plain ADSL market leads for both of the companies? (If) you talk about the synergies, were those included already or are these areas that you're still excited about talking about internally?

Charles Cotton: Well, I guess, you know, if I look at it from a customer premises perspective, you know, clearly we're seeing some evolution of the home networking market. And as you rightly point out, we just introduced, on Virata's side, the nitrogen product line. And we certainly see that home networking is going to be one of the fast growth markets internationally.

     And we will certainly see all kinds of configurations of DSL terminations and customer premises backed up by different kinds of gateways, different kinds of routing equipment, which will make it possible for multiple people and premises to share, you know, single DSL connections to the wide area network. And we certainly see this as being a new (fast goods) market that both companies will benefit directly from. So I think this is a great example of one of the synergistic areas we're going to see.

Charlie Glavin: And, Armando, it sounds like this could really open up maybe some of the small and mid-sized (businesses), maybe even beyond that, given your expertise. Could you -- could you elaborate off of Charles' comments as far as where you see the -- beyond the ADSL, particularly residential ADSL opportunities?

Armando Geday: Yes. I guess the -- my perspective on this is maybe more generic in the sense that our focus has always been on maximizing design wins. And the combined entity is going to allow us to address every segment of the DSL market with either just a physical layer, just a communications processor or the combination of the two as it provides the lowest system cost opportunity for our customers.

     So the synergies that I -- that I see would come from the expanded market and product coverage in the near term and in the longer term, a better product integration road map that would utilize the best in class of the two companies.

Charlie Glavin:  Great.  Thanks once again.

Operator:  We'll take our next question from Drew Peck, SG Cowen.

Drew Peck: Yeah. Good morning. I'm wondering -- you've talked a little bit about what the synergies are. I'm curious how much overlap there actually is in the products that Virata and GlobeSpan are selling today if you were to look at it from a revenue perspective or a percentage perspective. How much of the products overlap? And then, I have a follow up.

Armando Geday: I would say that in -- from a current product availability standpoint, the overlap of the offering is quite minimal. We're both working on products that would expand the integration level of our solutions. And as we look at what happens in the next six to nine months, we will be taking into account the existing design -- customer design activities, the existing product development activities and looking at where the R&D growth is going to be occurring and properly reallocate the resources to expand our ability to invest in areas that we wouldn't have had the opportunity to invest in on our own.

Drew Peck: Which actually gets me to the next question. The -- you have obviously, independent design teams at this point. How long will it take to get them together? How are you going to manage that process?

Armando Geday: Very carefully, with one over-arching objective of maximizing design wins and not disrupting customer decisions to use either of our products in their next generation designs, given that we clearly see this potential for customers to be confused as to which way to go. We are going to be very focused on making sure the customers are very comfortable with our transition plans.

Drew Peck: OK. And lastly, is the implication that there are projects underway right now, some of which will be canceled because they did overlap?

Armando Geday: I don't think that that is, in any way, what I was implying. I was simply commenting on our need to better understand the technology, expertise and our plan to utilize the best in class implementation.

Drew Peck: Well, I was referring to your comment about the -- that both companies were working on higher levels of integration.

Armando Geday: Well, I mean, I guess we were both announcing or had alluded to the desire to integrate more of the silicon. I wouldn't necessarily refer to a (project) cancellation but more a convergence of platforms.

Drew Peck:  Got it.  OK.  Thanks, Armando.

Operator:  We'll go next to Anton Wahlman, UBS Warburg.

Anton Wahlman: Yes. Good morning, Armando. Congrats on what appears to be a real bargain price. My question is more for Charles. It would appear to me that, based upon the preliminary guidance that you talked about a moment ago and what was in the press release, you would have reported revenues some 20 percent-plus ahead of guidance and that GlobeSpan, (whatever), had, you know, revenues in line with, at least our estimate and probably that of others, as well.

     And if you look at the merger ratio, it would appear that this is a (de facto take over) compared to your current stock price of $9.22 versus the market price of $9.98. Why not wait three weeks or so to announce a merger of this kind and get better terms?

Charles Cotton: Anton, I think the math shows that, you know, while there was a small discount as of Friday's close, that the deal price represents 20 percent premium on the average exchange ratio over the last 20 days. And, you know, I think that that's the, sort of, statistic that one should focus on.

Anton Wahlman: Even despite the underlying discrepancy in the performance in the current quarter?

Charles Cotton: I don't think there's any underlying discrepancy here. The numbers that both parties announced in the press release this morning was reconfirmed in the comments that I made a few minutes ago, you know -- you know, properly are being considered in all of our planning in this combination. So I think we're very comfortable at these evaluations here.

Anton Wahlman: So, in other words, the 20 percent out performance this quarter was approximately compensated for by the 20 percent premium across the moving average of the last three or so weeks? That's -- if I understand you correctly, that's what you were saying there?

Charles Cotton:  I think that's what you said, not what I said.

Anton Wahlman: All right. Well, anyway -- well, congratulations. Certainly, you're the new stand-alone ((inaudible)) in all of this. So good luck to you, Armando and Charles.

Male:  Thank you, Anton.

Operator:  We'll go next to Arun Veerappan, Robertson Stevens.

Arun Veerappan: Yes. Good morning. A couple of questions, actually. Let me focus on that 30 million announcement, as well, Charles. Help me understand where that out performance came from. Perhaps you can give us a sense as to which geographies contribute to that out performance or customers, to the extent that you can. And I'll come back with a follow up.

Charles Cotton: OK. Arun, I -- well, I'd much prefer that we deferred these kinds of questions to the earnings calls coming up in about three weeks time. I think I'd rather, you know, focus on the combination today.

Arun Veerappan: OK. Very good. Then, let me come back then to the 30 to $35 million synergies that you talked about in the press release. Armando, will that primarily come out of the R&D and SG&A lines or were you talking about some other kinds of synergies, as well, on the cost of goods sold line?

Armando Geday: What I was actually referring to in my attempted answer earlier was to point out that until we understand the full revenue upside opportunity that is a result of the combination and understand the exact capabilities and product plans of both of our organizations and how they relate to each other, it's going to be difficult to put the numbers in specific buckets. But it's clear that however you look at it, the opportunity for synergies of 30 to $35 million is very achievable.

Arun Veerappan: That's certainly fair enough. I'm not asking for, you know, specific breakdowns, if you will. I was merely asking where do you expect this to come from? Is this from expenses or is this including some other factors outside of expenses?

Armando Geday: I would say that it would come from a combinations of areas.
     Revenues would be the most attractive. But that needs to be better understood. Cost reduction is probably less of a -- of a dependency, given that it is determined by the size of the purchasing power of the combined entity. And, of course, as we look at rationalizing the expenses, both companies had planned to grow on every line of expense over time. And we just need to make sure how that will occur once the combination is achieved.

Arun Veerappan: OK. Fair enough. And final question, if I could, for the both of you. Could you talk about how your North American sales respectively, are doing at this point in time and what those customers are telling you vis-a-vis some of the international folks that appear to be doing well? And that's something that I would take as an indication of the out performance on the Virata side, as well.

Armando Geday: (So) let me -- let me give you my perspective. And it's consistent with what we said on our conference call and our expectation for the quarter and balance of the year. Our design win activity has been -- had been increasing in the Far East. And that, combined with our existing U.S. customers selling more and more product internationally has led us to expect then and we've continued to feel the same way, that the balance of the year will have more of an international mix than it did in the past. We also see some potential release from U.S. customers in the balance of the year. But we're not really ready to make further comment on this until our earnings release timeframe.

Charles Cotton: Yeah. I think, just adding to Armando's comments there, (and) we're certainly seeing a lot of the excitement in the DSL market occurring in the Asian region. And I think it's been pretty well documented that, you know, two of the most exciting markets are in -- or two or three of the most exciting markets in the world are over there in, you know, a place like Taiwan, Japan and China. And, you know, in major part, they're compensating by -- from much lower growth in the North American market.

Arun Veerappan: Very good. Thank you and congratulations to the four of you in your respective companies.

Male:  Thanks, Arun.

Operator:  We'll go next to Cody Acree, Frost Securities.

Cody Acree: Thanks. (Let me following) up on a previous question. I guess I'm similar to ((inaudible)), as well, given Virata's relative out performance in the quarter on the timing of the acquisition. Is there any impetus for the timing, I guess, at this point or I guess, what was the drive?

Charles Cotton: I think the -- you know, we've -- Armando and I have been talking for some considerable period of time. And this is, you know, perceived as, you know, a very important, long-term strategic combination of our businesses. And, you know, the precision of how you time these things is somewhat overtaken by the process of getting to the combination.

     And, you know, now is the right time for us to do the deal together. And, you know, the -- this is the time when -- Armando has already drawn attention to the opportunities for further increases in silicon integration are very real and we believe that the combination of the technical and product capabilities of both companies will enable us to, you know, drive all those synergies that have been talked about on this call.

Operator:  We'll go next to Greg Tuorto, Dreyfus.

Male:  Hello.

Male:  Are we still on line here?

Operator:  Yes, sir.  Stand by one moment please.

     We'll go next to Michael Petro, Dain Rauscher Wessel.

Michael Petro: Good morning and congratulations. Charles or Armando, how do you see the combined company splitting its R&D and marketing resources between central office versus (CPE) and then also, processor and software versus physical layer? Would that be in rough proportion to the independent companies current sizes or do you see a shift in your strategy?

Armando Geday: I think from a strategy perspective, our focus is on increasing our -- or improving our market position. And it is too early to tell how the allocation of resources will be applied to the various product lines. It is very dependent on the specific expertise that has been developed by each of the companies. So this is really going to come out in a lot more detail after the integration plan is completed and executed.

Michael Petro: So even in broad terms, could you say, you know, whether you expect to push more towards, you know, processor and software or physical layer or anything like that?

Armando Geday: The strategy -- the GlobeSpan strategy has always been to expand the silicon content on both the CO and the CP. We've always maintained that our opportunity to sustain our leadership position on the CO was a priority. And secondly, we wanted to make sure that we expanded our market position on the CP. So it is difficult, until we assess the size of the opportunity, understand the return on investment to decide today how those resource allocations are going to be materialized.

Michael Petro:  Thank you.

Operator:  We'll go next to Joseph Bellace, Jefferies & Company.

Joseph Bellace:  Yeah.  Thank you and good morning.  And congratulations also.

     I had two questions. You mentioned the revenue for the 12 months ending June 30th were 528 million. If you take that historical number, could you give us some sense, just a range, of what the mix would look like on the combined company North America, Europe, Asia Pacific? Or, if you cant cut it that way, how about DSLAM versus (CPE)? That was my first question.

     Secondly, could each of you just briefly comment on the pricing environment today for your products? And I thank you.

Charles Cotton: (Yeah). If we look at -- this is -- this is Charles. If we look at the year up to -- sorry -- if you look at the June quarter, then the combination is heavy towards the Asian market, (up) 50 percent. The combination is into Asia, about a third into North America and the balance into Europe. And then, within that, the split between the central office and customer premises is about two-thirds to central office and about one-third to customer premises.

Joseph Bellace:  Thank you.

Operator:  We'll go next to John Barton, Prudential Securities.

John Barton: Yes. Good morning. Congratulations. Armando, I wonder if you could just comment briefly on what this would do when you combine both offerings from the two companies to dollar content in both the (CPE) and the CO area? And I know you don't like to get specifically into ASP. So even if you can look at it as a percentage of the (TAM) or any other way you want to slice it, please.

Armando Geday: I'd say on the CP, (it's) probably more than double. And on the CO, depending on the application, it could be anywhere between 20 to 70 percent.

John Barton: OK. And then, will they look outside of DSL -- so other variance of the last mile access? Obviously, both companies have looked at those areas, as well as (stuff) further into the WAN. Any comments on what this combination might do to help accelerate exposure in any of those areas?

Armando Geday: I guess in principal, the way it would accelerate is as we determine the appropriate level of resources assigned to DSL and as we look at our long-term return targets, we could better resource the activities in non-DSL (segments).

Charles Cotton: I think I'd just add to what Armando is saying and that is that DSL is one of the very few markets in the world which is growing rapidly today. And I think, you know, we feel that that provides considerable scope for the business going forward. And, you know, we are investing jointly very, very heavily in R&D, in further developments in that area.

John Barton:  Thank you very much.

Operator:  We'll go next to Tom Vanbuskirk, Troy Asset Management.

     Mr. Vanbuskirk, your line is open.

     We'll go next to Scott Keller, Deal Analytics.

Scott Keller: Good morning. One quick question regarding the regulatory approvals that (we) require. Can you detail what U.S. regulatory approvals will be necessary and any foreign ones?

Male: I think that in the U.S. the only one would be the (HSR) filing that would be required.

Scott Keller:  And no foreign approvals?

Male:  I do not believe so.

Scott Keller:  OK.  Thank you.

Operator:  We'll go next to David Leiberman, Tiedemann & Company.

David Leiberman: Yes. Given that there is some overlap, it seems like there's only a few significant players. Both these two companies are among the major ones. What is -- I mean, do you think there's an antitrust issue here?

Male: Given that our competition includes companies like Texas Instruments and Intel, I would find it difficult for anyone to perceive this as problematic in any antitrust way.

David Leiberman: What are the -- are there any options -- cross options of ownership or what is the break fee?

Male:  Cross options -- oh, in the -- in terms of breakup fee?

David Leiberman:  Yeah.  Lock ups.

Male: We -- there are no options. And the breakup fee is in the order of $30 million.

David Leiberman:  Thank you.

Operator: Once again, if you have a question, star, one, on your touch-tone telephone. We'll go to Curt Schuelein, March Partners.

Curt Schuelein: Yes. Thank you. I saw that your guidance on timing runs (out around) as much as six months. Is there any reason to expect it to really take six months and does that reflect some level of regulatory concern?

Male: No. We were just -- we're just putting a range that's (slight) conservative.

Curt Schuelein:  OK.  Thank you.

Operator:  We'll go next to Greg Tuorto, Dreyfus.

Greg Tuorto: Good morning, gentlemen. Sorry about the earlier problem. Could you talk to me about your intentions for the Japanese marketplace? I know Virata had a pretty interesting position there. And GlobeSpan had been trying very hard to increase its presence. Can you -- can you give any thought to where you see things rolling out there?

Charles Cotton: Well, your observation is absolutely right. We -- you know, we're growing very rapidly with the Japanese market particularly in the
     (NXA) area, which Yahoo broadband is, you know, rolling out very rapidly at the moment. And, you know, we see Japan as being one of the fast growth markets worldwide. And, you know, I think both companies have, you know, exciting opportunities there going forward.

Armando Geday: And from a GlobeSpan perspective, for those of you who have been listening to our disclosure of design wins, we typically don't talk about them. And customers are only mentioned if they happen to be 10 percent customers. We did, at the last conference call, talk about our intention to increase our market share and we feel pretty confident that we are on our way to achieving our objectives.

Greg Tuorto:  Thank you.

Operator:  We'll go next to Michael Emerald, Long Fellow Investments.

Michael Emerald: I apologize for joining late. I didn't hear whether there were any callers to the stock merger consideration and also, whether there's any prices at which either party can walk based on the stock price?

Male:  None.

Michael Emerald:  Thank you.

Operator:  We'll go next to Luca Ippolito, Chesapeake Partners.

Luca Ippolito: Yes. Are there financial tests or performance tests or net worth tests or customer retention or key employee retention conditions?

Male:  None.

Luca Ippolito:  Thank you.

Operator: And, Mr. Geday, it appears there are no further questions at this time. I'll turn the conference back over to you for any additional or closing remarks.

Armando Geday: Thank you, operator. Let me conclude by thanking all of you for participating in this call and for your interest in the strategic business combination of our two companies. (And) we're looking forward to working together over the months ahead to achieve completion and to realize the benefits of combining GlobeSpan and Virata in a new strong and dynamic enterprise. Thank you and goodbye.

Male:  Thank you.

Operator: That does conclude today's GlobeSpan/Virata merger announcement conference call. We thank you for you participation and you may disconnect at this time.

                                       END